FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  September, 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: September 8, 2004	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
September 8, 2004

Sega Drilling Continues to Expand RZ Discovery
Results include 20 m grading 5.82 g/t

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce the latest results from ongoing drilling of the Gambo, Bakou and RZ Zones on its 100 per cent owned Sega Project in Burkina Faso, West Africa. The objectives of the current program are to expand the 300,000 ounce inferred resource at Gambo and upgrade it to the measured and indicated category, and to provide sufficient data to complete an initial resource estimate for Bakou and RZ.

Results from the newly discovered RZ Zone included 20m grading 5.82 g/t in hole RZC145, 12m grading 4.25 g/t in hole RZC144 and 17m grading 3.3 g/t in hole RZC157. Drilling has extended the strike length of the RZ Zone from 150m to almost 800m and identified parallel, en echelon zones to the north and south. Drilling of the Gambo Zone intersected 29m grading 4.42 g/t in hole GRC122 and 19m grading 4.27 g/t in hole GRC121 and confirmed that the potential exists to extend the zone to the south. All three zones lie within a relatively small 2.5 km2 area and are located on the flanks of a large intrusive complex. The current program is part of a US $2 million budget that will include up to 20,000m of drilling and lead to a revised resource calculation later in the fall.

Ron Little, President and CEO, stated that “while Essakan remains our flagship project, we are very fortunate to have two other properties that each have million ounce potential. Sega has progressed to the point that it now rivals Bondi as the first project that will be developed by Orezone.” He added that “our goal is to aggressively drill both projects over the balance of the year and move them to the feasibility stage as quickly and as efficiently as possible. Both have good infrastructure with road access, water and no nearby inhabited areas.”

Summary of Latest Drill Results

(see complete table at www.orezone.com/segatable.html)

HOLE	PROSPECT	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t)

BKC088	Bakou	8.0	17.0	9.0	0.77
BKC089	Bakou	0.0	39.0	39.0	1.31
BKC090	Bakou	0.0	36.0	36.0	0.97
BKC091	Bakou	4.0	46.0	42.0	1.15
BKC092	Bakou	4.0	43.0	39.0	0.39
BKC093	Bakou	2.0	40.0	38.0	1.64
BKC094	Bakou	184.0	200.0	16.0	0.47
GRC098	Gambo 2	91.0	111.0	20.0	1.86
GRC099	Gambo 2	57.0	82.0	25.0	1.39
GRC100	Gambo 2	109.0	125.0	16.0	1.43
GRC101	Gambo 2	10.0	17.0	7.0	1.33
GRC105	Gambo 2	100.0	114.0	14.0	1.15
GRC107	Gambo 2	116.0	127.0	11.0	1.19
GRC110	Gambo 2	22.0	29.0	7.0	1.28
GRC111	Gambo 2	17.0	23.0	6.0	0.92

GRC112	Gambo 2	9.0	23.0	14.0	0.79
GRC113	Gambo 2	52.9	59.9	7.0	1.06
GRC114	Gambo 2	54.0	64.0	10.0	1.17
GRC115	Gambo 2	95.0	117.0	22.0	0.41
GRC118	Gambo 2	33.0	51.0	18.0	1.38
GRC120	Gambo 2	36.0	52.0	16.0	0.34
GRC121	Gambo 2	42.0	61.0	19.0	4.27
GRC122	Gambo 2	24.0	53.0	29.0	4.42
GRC123	Gambo 2	60.0	82.0	22.0	0.80
GRC124	Gambo 2	47.0	56.0	9.0	2.29
GRC126	Gambo 2	31.0	36.0	5.0	1.12
GRC127	Gambo 2	67.0	88.0	21.0	0.36
GRC129	Gambo 2	97.0	121.0	24.0	1.26
GRC130	Gambo 2	84.0	107.0	23.0	0.97
RZC132	RZ	41.0	48.0	7.0	0.79
RZC140	RZ	13.0	18.0	5.0	1.03
RZC144	RZ	124.0	136.0	12.0	4.25
RZC145	RZ	107.0	127.0	20.0	5.82
RZC146	RZ	114.0	121.0	7.0	4.99
RZC146	RZ	130.0	138.0	8.0	3.31
RZC147	RZ	90.0	98.0	8.0	1.33
RZC151	RZ	9.0	16.0	7.0	5.20
RZC152	RZ	0.0	7.0	7.0	0.94
RZC152	RZ	65.0	72.0	7.0	0.85
RZC154	RZ	64.0	75.0	11.0	2.31
RZC157	RZ	69.0	86.0	17.0	3.30
RZC158	RZ	28.0	33.0	5.0	2.34

Note:  Samples were collected every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the Transworld Laboratory in Tarkwa, Ghana, an internationally recognized laboratory. A minimum of 5% of the samples is for QA/QC, which include duplicates, triplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.

Orezone Resources Inc. (OZN:TSX) is an emerging Canadian gold producer that has three advanced exploration projects that are moving rapidly toward the feasibility stage. All are located in Burkina Faso, West Africa, a politically stable part of one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

(613) 241-3699

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.